Exhibit (a)(1)(H)

ORBOTECH LTD.

Form of e-mail regarding Confirmation of Receipt of Notice of Withdrawal

Dear Orbotech Employee,

The Company acknowledges receipt of your Notice of Withdrawal from participation in the Exchange Offer.

By submitting this Notice of Withdrawal, you have now validly withdrawn the Notice of Election covering Eligible Options that you previously submitted. The Eligible Options covered by this Notice of Withdrawal will remain outstanding on their pre-existing terms and conditions.

If you change your mind, you may alter your election with respect to some or all of your Eligible Options by submitting a new Notice of Election before 4:00 p.m., Israel Time, on Wednesday, December 15, 2010 (or such later date as may apply if the Exchange Offer is extended), in the manner described in the formal ‘Offer to Exchange’ document and other materials in the Tender Offer Statement on Schedule TO filed by the Company with the United States Securities and Exchange Commission, which can be accessed at www.sec.gov.

This notice does not constitute the Offer to Exchange. You should read the Tender Offer Statement on Schedule TO and exhibits, including the Offer to Exchange, dated November 4, 2010, that Orbotech Ltd. has filed with the United States Securities and Exchange Commission (the “SEC”) because they contain important information about the option exchange program. You can access these documents at the SEC’s website at www.sec.gov. Neither Orbotech Ltd. nor our Board of Directors is making any recommendation as to whether or not you should participate in the option exchange program. You must make your own decision as to whether or not to participate; and the Company strongly recommends that you consult with your own legal, financial and tax advisors in relation to any questions concerning the Exchange Offer including any personal tax implications or otherwise.

Regards,

Michael Havin, Advocate

Corporate Secretary

Orbotech Ltd.

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